UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Scholastic Corporation

(Name of Issuer)

Common Stock, par value $01 per share

(Title of Class of Securities)

807066105

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 807066105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William W. Robinson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. United States Citizen

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 205,045
6. Shared Voting Power 2,392,720
7. Sole Dispositive Power 205,045
8. Shared Dispositive Power 2,392,720

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,597,765
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒
11.	Percent of Class Represented by Amount in Row (9) 8.7%
12.	Type of Reporting Person (See Instructions) IN

Item 1.	(a)	Name of Issuer:

Scholastic Corporation

	(b)	Address of Issuer’s Principal Executive Offices

557 Broadway New York, NY 10012

Item 2.	(a)	Name of Person Filing:

William W. Robinson

	(b)	Address of Principal Business Office or, if none, Residence

1016 Centre Street, Newton, MA 02459

	(c)	Citizenship

USA

	(d)	Title of Class of Securities:

Common, par value $.01 per share

	(e)	CUSIP Number

807066105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.134-2(b) or (c), check whether the person filing is a:

.	Not applicable.

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ Group, in accordance with §240.13d-l (b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

(see note to Item 4(a)).

2,597,765

(b) Percent of class:

8.7%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

205,045

(ii) Shared power to vote or to direct the vote

2,392,720

(iii) Sole power to dispose or to direct the disposition of

205,045

(iv) Shared power to dispose or to direct the disposition of

2,392,720

Note to Item 4(a):

Includes (A) 205,045 shares owned directly; (B) 36,008 shares owned jointly with his wife Kathryn K. Robinson; (C) 25,000 shares of Common Stock owned by a trust for the benefit of the family of Mr. W. Robinson, and (D) shares owned by the Trust under the Will of Maurice R. Robinson (the “Maurice R. Robinson Trust”), as follows: (i) 1,683,092 shares of Common Stock and (ii) 648,620 shares of Common Stock which are receivable upon conversion of 648,620 shares of Class A Stock, par value $.01 per share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Richard Robinson, Barbara Robinson Buckland, Mary Sue Robinson Morrill and William W. Robinson are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust. Does not include 16,550 shares of Common Stock held in two trusts for the benefit of the children of Mr. W. Robinson, in respect of which Mr. Robinson disclaims beneficial ownership and 64,728 shares owned individually by his wife.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The Maurice R. Robinson Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock owned by it as referred to in the Note to Item 4(a).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2011

Signature:	/s/ William W. Robinson
Name/Title	William W. Robinson

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)